Filed Pursuant to Rule 433

File No. 333-188176

Grupo Televisa, S.A.B.

Final Terms and Conditions

U.S.$1,000,000,000 5.000% Senior Notes due 2045

May 8, 2014

Issuer:	Grupo Televisa, S.A.B. (“Televisa” or “Issuer”)

Long-Term Foreign Currency Ratings:*	Baa1 / BBB+ / BBB+ (all stable)

Format:	SEC registered

Ranking:	Senior unsecured

Joint Book-runners and Lead Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Principal Amount:	U.S.$1,000,000,000

Maturity:	May 13, 2045

Coupon Rate:	5.000%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	May 13 and November 13

First Interest Payment Date:	November 13, 2014

Issue Price:	96.534%

Yield to Maturity:	5.227%

Benchmark Treasury:	3.750% due November 2043

Benchmark Treasury Yield:	3.427%

Reoffer Spread to Benchmark Treasury:	+180 basis points

Denominations:	Minimum denomination of U.S.$200,000 principal amount and integral multiples of U.S.$1,000 in excess thereof.

Optional Redemption:	Prior to November 13, 2044, the notes may be redeemed at the option of Televisa, in whole or in part, by paying the greater of the principal amount of the notes or a Make-Whole amount at the Treasury Rate plus 30 basis points. On or after November 13, 2044, the notes may be redeemed at par at the option of Televisa, in whole or in part.

Change of Control:	Holders may put the bonds back to Televisa for a price of 101% if there is a Change of Control event.

Pricing Date:	May 8, 2014

Closing & Settlement Date:	May 13, 2014 (T+3)

Clearing Systems:	The Depository Trust Company, Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V.

Listing:	Luxembourg Stock Exchange to trade on the Euro MTF market.

Identification Numbers:	CUSIP: 40049J BA4 ISIN: US40049JBA43

Use of Proceeds:	The Issuer intends to use the net proceeds for general corporate purposes.

Net Proceeds:	The Issuer estimates the net proceeds from the sale of the notes will be approximately U.S.$959,440,000 after payment of underwriting discounts and estimated offering expenses.

Additional Supplementary Information:	See “Capitalization” and “Use of Proceeds” sections from the Prospectus as updated.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revisions or withdrawals at any time.

The information contained in this notice is subject to, and in making an investment decision you should rely on, the detailed description of the Issuer and the senior notes contained in the preliminary prospectus supplement dated May 8, 2014 to the Prospectus dated April 26, 2013 (collectively, the “Prospectus”) relating to the senior notes, as supplemented by this final pricing term sheet.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the bonds in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling any of Credit Suisse Securities (USA) LLC at 1-800-221-1037, Deutsche Bank Securities Inc. at 1-800-503-4611 or HSBC Securities (USA) Inc. at 1-866-811-8049.